The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 20, 2024

VIA EDGAR TRANSMISSION

Valerie Lithotomos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to an oral comment provided to U.S. Bank Global Fund Services regarding the Company’s Post-Effective Amendment (“PEA”) No. 312 to its Registration Statement on Form N-1A. PEA No. 312 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on November 22, 2023. The sole purpose of PEA No. 312 was to register two new series of the Company, the SGI Enhanced Cash ETF and the SGI Global Enhanced Income ETF (each, a “Fund” and together, the “Funds”). This letter responds to the Staff’s comment regarding the SGI Enhanced Cash ETF.

The Registrant notes that the name of each Fund is proposed to be redesignated as follows:

Prior Name:	Redesignated Name:
SGI Enhanced Cash ETF	SGI Enhanced Core ETF
SGI Global Enhanced Income ETF	SGI Enhanced Global Income ETF

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, the applicable comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 312.

SGI Enhanced Cash ETF

Comment: Please consider whether the term “Cash” should be removed from the name of the SGI Enhanced Cash ETF, given that this fund is not structured as a money market fund, in accordance with Rule 2a-7(b)(3) under the Investment Company Act of 1940, as amended.

Response: The Company acknowledges the Staff’s comment and, as noted above, will redesignate the name of the applicable Fund as the SGI Enhanced Core ETF.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Hannah Hathaway of U.S. Bank Global Fund Services at (414) 516-1557 or hannah.hathaway@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	David Harden, Summit Global Investments, LLC Steven Plump, The RBB Fund, Inc. Jillian Bosmann, Faegre Drinker Biddle & Reath LLP